Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Jessica D. Burt, Esquire
202.419.8409
jburt@stradley.com
February 22, 2022

VIA EDGAR
Filing Desk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Ms. Rebecca Marquigny, Esquire
	Re:	Nationwide Mutual Funds
File No. 811-08495

Dear Ms. Marquigny:

On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide Multi-Cap Portfolio (the “Fund”), below you will find the Registrant’s response to the comments conveyed by you on April 7, 2021, with regard to Amendment No. 281 (“Amendment 281”) to the Registrant’s registration statement on Form N-1A, and on November 16, 2021, with regard to Amendment No. 283 (“Amendment 283,” and together with Amendment 281, the “Amendments”) to the Registrant’s Registration Statement on Form N-1A.  Amendment 281 was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 19, 2021, and Amendment 283 was filed with the SEC on September 22, 2021, each pursuant to section 8(b) of the Investment Company Act of 1940, as amended.

Below we have provided your comments and the Registrant’s response to your comments.  This response will be incorporated into the Registrant’s registration statement on Form N-1A at the Fund’s next annual update.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendments.

U.S. Securities and Exchange Commission

Prospectus

Principal Investment Strategies

1) Comment: It is still unclear how Janus Capital Management LLC constructs the portfolio from the large range of investment instruments available to it. If the portfolio’s construction results from the application of Janus’ proprietary models, please state this directly and explain how it works; otherwise, please add some explanation of how Janus initially determines the types of derivative instruments it will use to adjust the various exposures described.

Response: Registrant has updated the disclosure as follows:

These processes each employ certain proprietary models which provide forward-looking insights into capital markets and which seek to identify indicators of market stress or potential upside.  Such models include a proprietary options implied information model that monitors day-to-day movements in options prices for indicators of risk and reward between asset classes and sectors.  Using these proprietary models, Janus adjusts the sleeve’s allocations and security exposures.

2) Comment: With respect to Amendment 283, please restate the sentence “GSAM next seeks to isolate the “alpha” generated by the investments in Japanese stocks by entering into short futures positions on the Tokyo Stock Price Index (which is representative of the overall Japanese stock market) in an amount approximately equal to the long Japanese stock portfolio in order to limit the GSAM sleeve’s Japanese country and currency risk” so that it reads in plain English. As written, the sentence is unnecessarily jargon-heavy and does not convey GSAM’s risk mitigation strategy clearly; please explain how entering into short futures on Tokyo Stock Price Index is designed to isolate returns generated by the actively chosen investments in Japanese stocks. Additionally, please provide model disclosure for inclusion in future filings.

Response: Registrant notes that Form N-1A General Instruction B.4.(c) states that the plain English requirements of Rule 421(d) under the Securities Act only apply to information required by Items 2 through 8 of Form N-1A. As the Staff’s comment refers to disclosure in Item 9, Registrant respectfully declines to update its disclosure. In addition, Registrant believes the disclosure is satisfactorily clear as written.

3) Comment: With respect to Amendment 283, the reference to “Since the mid-2000s” in “Japan risk” is unclear. Please update the term so that it is more clear that the time range is from 2001-2010.

U.S. Securities and Exchange Commission

Response: Registrant respectfully declines to update its disclosure as it believes the “mid-2000s” is the commonly used term to mean around 2005.

Statement of Additional Information

4) Comment: With respect to Nationwide Fund Advisors’ Proxy Voting Guidelines Summaries, please explain what “Other egregious provisions” means under the “Problematic Governance Structure – Newly Public Companies” bullet.

Response: Registrant notes that the term “other egregious provisions” is part of a bulleted list that includes two examples of a problematic governance structure for a newly public company (i.e., supermajority voting requirements to amend the bylaws or charter and a classified board structure).  “Other egregious provisions” is meant to indicate that there may be other problematic governance structures in addition to the two already listed that would cause ISS to recommend voting against directors and to allow ISS flexibility in making future determinations regarding such problematic governance structures.

5) Comment: With respect to Janus Capital Management LLC’s Proxy Voting Guidelines and Procedures, please consider providing a link to the company website page on which the links to the voting records are available. Additionally, the descriptions of the Janus subadvisory entities below this heading refer to a variety of proxy voting guidelines and procedures; please explain whether these guidelines are publicly available somewhere.

Response: Registrant has included a hyperlink to Janus Capital Management LLC’s proxy voting record. The hyperlink also includes the proxy voting guidelines and procedures of its affiliate Intech Investment Management LLC.

6) Comment: With respect to Janus Capital Management LLC’s Proxy Voting Guidelines and Procedures, please clarify the second sentence under “Proxy Voting Process” related to “refer items.”

Response: Registrant notes that “refer items” is already defined earlier in the same sentence as “proxy issues not addressed by the Guidelines” and therefore respectfully declines to make the requested revision.

U.S. Securities and Exchange Commission

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendments, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8409 or Michael E. Schapiro at (202) 507-5163, if you have any questions or wish to discuss any of the responses presented above.

Respectfully Submitted,

/s/Jessica D. Burt
Jessica D. Burt, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Peter M. Hong, Esquire
Michael E. Schapiro, Esquire